Exhibit 1.2

AVALONBAY COMMUNITIES, INC.

Medium-Term Notes

Due Nine Months or More From Date of Issue

TERMS AGREEMENT

December 5, 2012

AvalonBay Communities, Inc.

Ballston Tower

671 N. Glebe Rd, Suite 800

Arlington, Virginia 22203

Reference is made to that certain Distribution Agreement dated as of September 6, 2012 (including any exhibits and schedules thereto, the “Distribution Agreement”), by and among AvalonBay Communities, Inc., a Maryland corporation (the “Company” or “AvalonBay”) and the agents named therein.  The entities listed on Schedule 1 hereto are collectively referred to herein as the “Agents.”  Goldman, Sachs & Co. has agreed to act as the representative (the “Representative”) of the Agents in connection with this Terms Agreement (this “Agreement”).  Capitalized terms used, but not defined, in this Agreement are used in this Agreement as defined in the Distribution Agreement.  This Agreement is one of the Written Terms Agreements referred to in Section 4(a) of the Distribution Agreement.  The first offer of Notes for purposes of the term “Time of Sale Prospectus” under the Distribution Agreement shall be 1:20 p.m. Eastern Time.

In accordance with and subject to the terms and conditions stated in this Agreement, the Distribution Agreement and those certain Appointment Agreements dated as of the date hereof (the “Appointment Agreements”), by and between the Company and each of Barclays Capital Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, BNY Mellon Capital Markets, LLC, PNC Capital Markets LLC and SunTrust Robinson Humphrey, Inc., which agreements are incorporated herein, except as such incorporation of the Distribution Agreement is modified by Schedule 3 to this Agreement, in their entirety and made a part hereof, the Company agrees to sell to the Agents, and each of the Agents severally agrees to purchase, as principal, from the Company the aggregate principal amount set forth opposite its name in Schedule 1 hereto of the Company’s Notes identified on Schedule 2 hereto.  If one or more of the Agents shall fail at the Settlement Date to purchase the Notes which it or they are obligated to purchase under this Agreement, the procedures set forth in Section 4(a) of the Distribution Agreement shall apply.

The obligations of the Agents to purchase Notes shall be subject, in addition to the conditions precedent listed in the Distribution Agreement, to the delivery of the following documents to the Representative, on or before the Settlement Date:

1.              the opinions and letters referred to in Sections 6(a), 6(b) and 6(c) of the Distribution Agreement, each dated the Settlement Date and otherwise in substantially the same form as was delivered in connection with the Company’s September 6, 2012 public offering of medium-term notes (the “Prior Offering”);

2.              the letters of Ernst & Young LLP referred to in Section 6(d) of the Distribution Agreement, dated the date hereof and the Settlement Date and otherwise in substantially the same forms as were delivered in connection with the Prior Offering; and

3.              the officers’ certificate referred to in Section 6(e) of the Distribution Agreement, dated the Settlement Date and otherwise in substantially the same form as was delivered in connection with the Prior Offering.

All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof only if they are reasonably satisfactory in form and substance to the Representative of the Agents and their counsel. The Company will furnish the Agents with such conformed copies of such opinions, certificates, letters and other documents as the Agents shall reasonably request.

This Agreement shall be governed by the laws of the State of New York.  This Agreement, the Distribution Agreement and the Appointment Agreements constitute the entire agreement of the parties regarding the offering of Notes contemplated by this Agreement and supersede all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

AVALONBAY COMMUNITIES, INC.

		By:	/s/ Thomas J. Sargeant
Name: Thomas J. Sargeant
Title: Chief Financial Officer

GOLDMAN, SACHS & CO.

For itself and as the Representative
of the Agents named on Schedule 1 hereto

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title:

Schedule 1

AGENTS’ ALLOCATIONS

2023 Notes

Agent	Aggregate Principal Amount of 2023 Notes

Goldman, Sachs & Co.	$100,000,000

Barclays Capital Inc.	$22,500,000

Deutsche Bank Securities Inc.	$22,500,000

J.P. Morgan Securities LLC	$22,500,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$22,500,000

UBS Securities LLC	$22,500,000

Wells Fargo Securities, LLC	$22,500,000

BNY Mellon Capital Markets, LLC	$5,000,000

PNC Capital Markets LLC	$5,000,000

SunTrust Robinson Humphrey, Inc.	$5,000,000

$250,000,000

Schedule 2

AVALONBAY COMMUNITIES, INC.

TERMS OF THE NOTES

Medium-Term Notes—Fixed Rate

2.85% Notes due 2023

Principal Amount: $250,000,000	Issue Price (Public Offering Price): 99.220%
Net Proceeds to the Company: $246,425,000	Agents’ Discount Commission: 0.650%
Stated Maturity Date: March 15, 2023	Interest Rate: 2.85%
Original Issue Date: December 14, 2012	CUSIP: 05348E AR0
Interest Payment Dates: March 15 and September 15	First Interest Payment Date: March 15, 2013

Redemption:

☐                                   The Notes cannot be redeemed prior to the Stated Maturity Date at the option of the Company.

☒                                  The Notes may be redeemed prior to the Stated Maturity Date at the option of the Company.

Initial Redemption Date: See Additional/Other Terms.

Initial Redemption Percentage/Redemption Price: See Additional/Other Terms.

Annual Redemption Percentage Reduction: N/A

Optional Repayment:

☒                                  The Notes cannot be required to be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

☐                                    The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

Optional Repayment Dates:

Repayment Price:       %

Currency:

Specified Currency: U.S. Dollars (If other than U.S. Dollars, see attached)

Minimum Denominations:

(Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount (“OID”):    ☐ Yes    ☒ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form:    ☒ Book-Entry    ☐ Certificated

Additional/Other Terms:

Other Terms:

Reopening of Issue.  The Company may, from time to time and without the consent of the noteholders, reopen an issue of notes and issue additional notes having the same terms and conditions (including maturity, interest payment terms and CUSIP number) as notes issued on an earlier date, except for the issue date, issue price and, if applicable, the first payment of interest. After such additional notes are issued, they will be fungible with the notes issued on such earlier date.

Optional Redemption.  The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 60 and not less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.  If the Notes are redeemed on or after 90 days prior to the Maturity Date, the Redemption Price will equal 100% of the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date.

Acceleration of Maturity; Make-Whole Amount.  If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the “Third Supplemental Indenture”) the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes of this series shall have declared the principal amount (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Notes of this series to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes of this series are paid, plus the Make-Whole Amount on the Notes shall become immediately due and payable. With respect to the Notes of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998, between AvalonBay and the Trustee (the “Indenture”) occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Notes of this series are immediately due and payable, without notice to AvalonBay, at the principal amount thereof (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms of the Notes) plus accrued interest to the date the Notes are paid, then the Make-Whole Amount on the Notes shall also be immediately due and payable.

Definitions.  Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

“Reinvestment Rate” means twenty five (25) basis points plus the arithmetic mean of the yields under the respective headings “This Week” and “Last Week” published in the Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.

Schedule 3

AVALONBAY COMMUNITIES, INC.

MODIFICATIONS TO DISTRIBUTION AGREEMENT

1.                                      Section 3(e) is hereby amended and restated in its entirety as follows:

(e)                                  Organization, Power and Authority and Capitalization of Subsidiaries. As of the date hereof, the Company does not have any “significant subsidiaries” (as defined in Rule 12b-2 under the Exchange Act, individually a “Significant Subsidiary” and collectively “Significant Subsidiaries”).  Each of the Company’s subsidiaries is an entity duly organized or formed, as the case may be, and, in the case of each such subsidiary that is a corporation, limited partnership or limited liability company, is validly existing and in good standing under the laws of its respective jurisdiction of organization or incorporation.  Each of the Company’s subsidiaries has full power and authority to conduct all the activities conducted by it, to own or lease all the assets owned or leased by it and otherwise to conduct its business as described in the Registration Statement and the Prospectus.  Each of the Company’s subsidiaries is duly licensed or qualified to do business in good standing as a corporation, limited partnership or limited liability company, as the case may be, in all jurisdictions in which the nature of the activities conducted by it or the character of the assets owned or leased by it makes such licensing or qualification necessary except where the failure to be so qualified, considering all such cases in the aggregate, will not have a material adverse effect on the business, properties, business prospects, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries (as hereinafter defined), taken as a whole (“Material Adverse Effect”).  Except for the stock or other interests in the subsidiaries or as disclosed in the Registration Statement, the Company does not own, directly or indirectly, or have any direct or indirect ownership interest in any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any firm, partnership, joint venture, trust, association or other entity where such interest is individually material to the Company.  Complete and correct copies of the charter of the Company, as amended through the date hereof (collectively, the “Charter”), and the bylaws of the Company, as amended through the date hereof (the “Bylaws”), have been delivered to counsel for the Agents.  Except as otherwise described in the Registration Statement or the Prospectus, all of the outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party, other than such liens, charges, encumbrances, security interests, restrictions or claims that are described in the Prospectus and would not have, individually or in the aggregate, a Material Adverse Effect.

2.                                      The following paragraphs are hereby added to the end of Section 3:

(v)                                 Contemplated Transactions Involving Archstone Enterprise.

(i)                                     The Pre-Offering Archstone Agreements (as defined below) are identified in the Prospectus under the heading “Recent Developments,” as follows:  (A) the Asset Purchase Agreement, dated as of November 26, 2012, by and among the Company, Equity Residential, a Maryland real estate investment trust (“Equity Residential”), ERP Operating Limited Partnership, an Illinois limited partnership (“ERP Operating Partnership”), Archstone Enterprise LP, a Delaware limited partnership (“Archstone Enterprise”), and Lehman Brothers Holdings Inc., a Delaware corporation (“Lehman Brothers”) (the “Archstone Purchase Agreement”), pursuant to which the Company and ERP Operating Partnership (or one or more of their designees) will acquire certain assets and liabilities of Archstone Enterprise (the “Archstone Acquisition”);

(B) the Joint Buyers Agreement, dated as of November 26, 2012, by and among the Company, Equity Residential and ERP Operating Partnership (the “Joint Buyers Agreement”); and (C) the Bridge Facility Commitment Letter, dated as of November 26, 2012, by and between the Company and Goldman Sachs Lending Partners LLC (the “Debt Commitment Letter” and, together with the Archstone Purchase Agreement and the Joint Buyers Agreement, the “Pre-Offering Archstone Agreements”), relating to a senior unsecured bridge loan facility in an aggregate principal amount of $2.3 billion.

(ii)                                  Prior to the date hereof, each of the Pre-Offering Archstone Agreements has been executed by the respective parties thereto.  Each of the Pre-Offering Archstone Agreements has been duly authorized, executed and delivered by the Company, and is the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforcement, to the Enforceability Limitations.  None of the Pre-Offering Archstone Agreements has been amended, modified,  supplemented or terminated, or has expired, subsequent to their respective dates of execution.  Prior to or as of the date hereof, the Company has delivered to the Representative true, correct and complete executed copies of each of the Pre-Offering Archstone Agreements.

(w)                               Officer’s Certificate.  Any certificate signed by any officer of the Company and delivered to the Representative or to counsel for the Agents in connection with this Agreement will be deemed a representation and warranty by the Company to the Agents as to the matters covered thereby on the date of such certificate.

(x)                                 Non-Affiliated Market Capitalization.  As of the effective date of the Registration Statement, the aggregate market value of the voting stock held by non-affiliates of the Company (computed using the price at which Common Stock was last sold as of a date within sixty (60) days prior to such date) exceeds $150 million.

(y)                                 No Association with FINRA.  Neither the Company nor any of its affiliates, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, or is a person associated with, any member firm of Financial Industry Regulatory Authority, Inc. (“FINRA”).

3.                                      Section 6 is hereby amended to add the following additional paragraphs after Section 6(1):

(m)                             Pre-Offering Archstone Agreements. Each party to each of the Pre-Offering Archstone Agreements shall have performed the obligations it is required to perform prior to or on the Closing Date in accordance with the terms thereunder.

(n)                                 KPMG Comfort Letter.  KPMG LLP shall have furnished to the Agents, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Agents, in form and substance reasonably satisfactory to the Agents, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to certain financial statements and financial information (including, without limitation, any disclosures under Rule 3-14 of Regulation S-X with respect to the financial statements for the properties to be acquired by the Company, as described in the Archstone Purchase Agreement) contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus.